EXHIBIT  14

To announce the differences between its audited unconsolidated pretax income and its unaudited unconsolidated pretax income for 2Q 2012

Date of events: 2012/09/04

Contents:

1.Date of occurrence of the event:2012/09/04

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: The difference between Chunghwa’s audited unconsolidated pretax income and its unaudited unconsolidated pretax income for the second quarter of 2012 financial statements, amounted to 1,397,874 thousand, was mainly due to reversal of allowance for bad debt. Chunghwa has effectively implemented new measures which have enhanced the collection of accounts receivable.  These new procedures, which include enhanced credit assessments, a strengthening in overall risk management and improvements in bill collection practices, have resulted in a significant decrease in uncollected receivables. These improvements have resulted in a reversal in the allowance for bad debt.

6.Countermeasures:None

7.Any other matters that need to be specified: None